Exhibit 99.1

BRILLIANCE
CHINA AUTOMOTIVE
HOLDINGS LIMITED
(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Stock Code : 1114

Brilliance Auto
华 晨 汽 车

Consolidated Financial Statements 2006

*for identification purposes only

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with United States generally accepted accounting principles.
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong,
April 20, 2007

Brilliance China Automotive Holdings Limited
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	9,067,505	3,859,151	4,402,141
Sales to affiliated companies	1,417,249	1,609,839	2,139,857
Total sales	10,484,754	5,468,990	6,541,998
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2006: RMB2,317,393,000, 2005: RMB1,174,732,000, 2004: RMB2,185,428,000)	(9,960,587)	(5,011,955)	(5,491,250)
Gross profit	524,167	457,035	1,050,748
Selling, general and administrative expenses	(1,384,718)	(1,195,336)	(1,510,442)
Interest expenses	(177,001)	(182,354)	(182,458)
Interest income	90,738	60,189	58,800
Equity in earnings of associated companies and jointly controlled entities, net	149,320	48,995	126,261
Subsidy income	50,176	3,139	1,815
Other income, net	106,150	43,650	25,709
Impairment loss on intangible assets	—	(173,000)	(50,000)
Impairment loss on goodwill	(73,343)	(257,720)	(47,320)
Loss before taxation and minority interests	(714,511)	(1,195,402)	(526,887)
(Provision) benefit for income taxes	(47,879)	(101,884)	63,110
Minority interests	376,282	625,997	464,991
Net (loss) income	(386,108)	(671,289)	1,214
Other comprehensive income (loss)
Fair value adjustment for securities available-for-sale	1,052	(27,227)	28,468
Comprehensive (loss) income	(385,056)	(698,516)	29,682
Basic (loss) earnings per share	RMB(0.1053)	RMB(0.1830)	RMB0.0003
Basic (loss) earnings per ADS	RMB(10.53)	RMB(18.30)	RMB0.03
Diluted (loss) earnings per share	RMB(0.1053)	RMB(0.1830)	RMB0.0003
Diluted (loss) earnings per ADS	RMB(10.53)	RMB(18.30)	RMB0.03
Weighted average number of shares outstanding	3,668,390,900	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding	36,683,909	36,683,909	36,683,909
Net (loss) income adjusted for the dilutive effect of convertible bonds	(386,108)	(671,289)	1,214
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,668,390,900	3,668,390,900	3,683,795,968
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,683,909	36,683,909	36,837,960
The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2006 and 2005

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Assets

Current assets
Cash and cash equivalents	1,468,075	843,400
Short-term bank deposits	616,787	1,053,832
Pledged short-term bank deposits	1,625,149	1,932,649
Deferred expenses — current portion	6,283	8,920
Notes receivable	197,668	377,505
Notes receivable from affiliated companies	81,477	338,970
Accounts receivable, net	632,158	124,958
Due from affiliated companies	1,050,810	840,215
Inventories, net	1,346,843	1,046,818
Other receivables	423,017	432,019
Prepayments and other current assets	143,583	57,707
Income tax recoverable	815	12,476
Other taxes recoverable	117,830	1,766
Advances to affiliated companies	58,085	38,931
Total current assets	7,768,580	7,110,166
Property, plant and equipment	3,865,210	4,362,762
Intangible assets	420,978	584,811
Interests in associated companies and jointly controlled entities	1,413,135	1,520,696
Investment securities	23,736	22,684
Goodwill	339,710	339,710
Prepayment for a long-term investment	600,000	600,000
Deferred expenses — non-current portion	21,466	16,353
Long-term land lease prepayments	120,099	124,157
Other long-term assets	7,450	10,966
Total assets	14,580,364	14,692,305

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2006 and 2005

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Liabilities and shareholders’ equity

Current liabilities
Convertible bonds due 2008	—	1,639,550
Short-term bank loans	500,000	496,500
Notes payable	2,141,947	3,026,952
Notes payable to affiliated companies	37,288	74,092
Accounts payable	2,299,267	928,892
Due to affiliated companies	983,293	633,807
Customer advances	425,778	318,978
Other payables	403,040	434,651
Dividends payable	3,299	3,406
Accrued expenses and other current liabilities	159,222	265,908
Income tax payable	11,411	14,309
Other taxes payable	81,841	117,695
Advances from affiliated companies	135,095	105,094
Total current liabilities	7,181,481	8,059,834
Convertible bonds due 2011	1,486,568	—
Deferred income	109,502	79,602
Total liabilities	8,777,551	8,139,436
Minority interests	36,900	413,181
Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2006 and 2005)	303,388	303,388
Additional paid-in capital	2,325,690	2,325,690
Accumulated other comprehensive income	41,472	40,420
Dedicated capital	184,193	167,631
Capital reserve	120,000	120,000
Share option reserve	11,281	—
Retained earnings	2,779,889	3,182,559
Total shareholders’ equity	5,765,913	6,139,688
Total liabilities and shareholders’ equity	14,580,364	14,692,305
The accompanying notes are an integral part of these consolidated balance sheets.

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2006 and 2005

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net (loss) income	(386,108)	(671,289)	1,214
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Deferred income tax	—	114,005	(74,450)
Depreciation of property, plant and equipment	601,045	399,744	365,638
Amortization of long-term land lease prepayments	4,058	3,886	2,369
Amortization of intangible assets	181,444	204,009	226,041
Amortization of deferred expenses	24,962	8,920	8,920
Minority interests in net loss of consolidated subsidiaries	(376,282)	(625,998)	(464,991)
Provision for doubtful debts and write off of bad debts	28,272	55,703	55,292
Write back of provision for doubtful debts	(76)	(7,459)	(1,000)
Provision for impairment of intangible assets	—	173,000	50,000
Provision for impairment of property, plant and equipment	29,160	48,299	10,000
Provision for impairment of investment in a jointly controlled entity	73,343	179,030	47,320
Provision for impairment of goodwill in a subsidiary	—	78,690	—
Write back of provision for inventories sold	(163,094)	(39,638)	(15,522)
Gain on disposal of property, plant and equipment	(3,055)	(341)	12,519
Write off of property, plant and equipment	8,251	—	—
Gain on disposal of a jointly controlled entity	—	(2,098)	—
Government grant recognized	(1,850)	(941)	—
Unrealized exchange gain	(69,259)	(40,829)	—
Equity in earnings of associated companies and jointly controlled entities, net	(149,320)	(48,995)	(126,261)
Amortisation of finance costs of convertible bonds	68,419	12,419	12,401
Write off of other non-current assets	1,798	—	—
Share option costs	11,281	—	—
Gain on disposal of an associate	(384)	—	—
Loss on disposal of an associate	709	—	—
Gain on buy back of convertible bonds due 2008	(10,733)	—	—

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
(Increase) decrease in operating assets:
Accounts receivable	(521,656)	(69,974)	32,858
Notes receivable	179,837	243,394	206,553
Notes receivable from affiliated companies	257,493	306,173	(117,968)
Due from affiliated companies	(191,724)	(79,804)	(10,157)
Inventories	(137,250)	569,524	(328,154)
Other receivables	75,113	7,278	50,625
Prepayments and other current assets	(85,876)	69,374	191,443
Increase (decrease) in operating liabilities:
Notes and accounts payable	1,487,870	(333,250)	(391,075)
Due to affiliated companies	363,459	171,871	(162,132)
Notes payable to affiliated companies	(36,804)	(47,070)	—
Customer advances	106,800	53,486	48,656
Other payables	25,566	43,423	(121,962)
Accrued expenses and other current liabilities	(106,686)	(8,277)	85,409
Import tariff and taxes payable	(143,155)	117,152	(306,000)
Net cash provided by (used in) operating activities	1,145,568	883,417	(712,414)
Cash flows from investing activities:
Capital expenditures	(304,152)	(558,028)	(999,058)
Proceeds from disposal of property, plant and equipment	3,314	9,487	18,204
Decrease (increase) in short-term bank deposits	437,045	(45,230)	661,994
Decrease (increase) in pledged short-term bank deposits	307,500	844,542	(512,607)
(Increase) decrease in advances to affiliated companies	(12,944)	(8,729)	204,030
Increase in long term investment	—	—	(4,138)
Increase in other long-term assets	—	—	(6,523)
Decrease (increase) in other non-current assets	1,719	12,866	(6,843)
Decrease (increase) in interests in associated companies and jointly controlled entities	—	11,517	(12,250)
Dividends received from associated companies and jointly controlled entities	81,000	72,000	15,103
Payment for acquisition of further interest in a subsidiary	—	—	(10,000)
Proceeds received from disposal of investment in associated companies	1,350	—	20,000
Advances to a joint venture partner of a non-wholly owned subsidiary	—	—	(97,156)
Net cash provided by (used in) investing activities	514,832	338,425	(729,244)

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	650,000	501,202	900,000
Repayment of short-term bank loans	(646,500)	(4,702)	(900,000)
Issuance of notes payable	4,530,000	7,934,900	12,405,435
Repayment of notes payable	(5,532,500)	(10,106,000)	(11,376,454)
Increase (decrease) in advances from affiliated companies	102,480	(9,434)	(2,161)
Dividends paid	—	(19,450)	(88,974)
Dividends paid to joint venture partners	—	—	(83,987)
Proceeds from issuance of convertible bonds due 2011	1,460,779	—	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds due 2011	(31,414)	—	—
Buy back and redemption of convertible bonds due 2008	(1,598,320)	—	—
Receipts of government grants	29,750	80,543	—
Net cash (used in) provided by financing activities	(1,035,725)	(1,622,941)	853,859
Net increase (decrease) in cash and cash equivalents	624,675	(401,099)	(587,799)
Cash and cash equivalents, beginning of year	843,400	1,244,499	1,832,298
Cash and cash equivalents, end of year	1,468,075	843,400	1,244,499
The accompanying notes are an integral part of these consolidated statements of cash flows.

Brilliance China Automotive Holdings Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2006, 2005 and 2004

	Common stock
				Accumulated
			Additional	other
			paid-in	comprehensive	Dedicated	Capital	Share option	Retained
	Number of	Amount	capital	income	capital	reserve	reserve	earnings	Total
	shares issued	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2003	3,668,390,900	303,388	2,325,690	39,179	112,168	120,000	—	3,985,882	6,886,307
Net income	—	—	—	—	—	—	—	1,214	1,214
Transfer to dedicated capital	—	—	—	—	46,184	—	—	(46,184)	—
Net unrealized gain on marketable equity securities	—	—	—	28,468	—	—	—	—	28,468
Dividends declared	—	—	—	—	—	—	—	(58,335)	(58,335)

Balance as of December 31, 2004	3,668,390,900	303,388	2,325,690	67,647	158,352	120,000	—	3,882,577	6,857,654
Net loss	—	—	—	—	—	—	—	(671,289)	(671,289)
Transfer to dedicated capital	—	—	—	—	9,279	—	—	(9,279)	—
Net unrealized loss on marketable equity securities	—	—	—	(27,227)	—	—	—	—	(27,227)
Dividends declared	—	—	—	—	—	—	—	(19,450)	(19,450)

Balance as of December 31, 2005	3,668,390,900	303,388	2,325,690	40,420	167,631	120,000	—	3,182,559	6,139,688
Net loss	—	—	—	—	—	—	—	(386,108)	(386,108)
Share option costs	—	—	—	—	—	—	11,281	—	11,281
Transfer to dedicated capital	—	—	—	—	16,562	—	—	(16,562)	—
Net unrealized gain on marketable equity securities	—	—	—	1,052	—	—	—	—	1,052

Balance as of December 31, 2006	3,668,390,900	303,388	2,325,690	41,472	184,193	120,000	11,281	2,779,889	5,765,913
The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
1. ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT
Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).
Details of the Company’s principal subsidiaries as of December 31, 2006 are as follows:

		Percentage of effective
		equity interest/voting
	Place of	right attributable to
	establishment/	the Company
Name	incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	100%	Manufacture and sale of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	—	75.5%	Trading of automotive components

Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	—	Financing

Brilliance China Finance Limited	British Virgin Islands	100%	—	Financing

Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines’ components

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	100%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	99%	Investment holding

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

		Percentage of effective
		equity interest/voting
	Place of	right attributable to
	establishment/	the Company
Name	incorporation	Directly	Indirectly	Principal activities
Shanghai Hidea Auto Design Co., Ltd	Shenyang, the PRC	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd	Shenyang, the PRC	49%	26.01%	Manufacture and sale of power train
Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.
For the years ended December 31, 2006, 2005 and 2004, approximately 8%, 26% and 29% of the consolidated revenue was generated from sales of goods to Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.
2. BASIS OF PRESENTATION
The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to foreign investment enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.
The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:
•	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “long-term land lease prepayments”, from property, plant and equipment in the statutory financial statements;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

•	Recognition of research and development expenditures as intangible assets and related amortization; and

•	Recognition of stock-based compensation.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of consolidation
The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.
In 2004, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R addresses the consolidation of an entity whose equity holders either (a) have not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46R requires the consolidation of such an entity, known as a variable interest entity (“VIE”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is obligated to absorb a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residual returns, or both. FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist.
In connection with the adoption of FIN 46R, the Group has identified a supplier to which the Group had provided a guarantee of approximately RMB300 million, which expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2005. The Group made and continues to make exhaustive but so far unsuccessful efforts to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information. The Group’s maximum exposure to loss as a result of its involvement with this supplier is approximately RMB300 million, representing the guarantee to the supplier in the event of its liquidation. Except the above, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.
Intragroup balances and transactions, including sales to companies within the Group and resulting unrealized profits, are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.
(b) Sales
Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales. Costs related to shipping and handling are included in selling, general and administrative expenses for all periods presented.
(c) Cash, cash equivalents and short-term bank deposits
Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.
Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(d) Inventories
Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis. The Group provides allowance for excess, slow moving and obsolete inventory by specific identification and reduces the carrying value of its inventory to the lower of cost or market.
When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.
(e) Property, plant and equipment and long-term land lease prepayments
Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.
Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less estimated residual value of 10% of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%
The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive volume.
When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.
Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.
Long-term land lease prepayments are amortized on a straight-line basis over the term of lease.
(f) Intangible assets
Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of 7 years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(g) Impairment of long-lived assets
Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.
(h) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries.
Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which was effective for the Group for year 2002, prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Group reviews goodwill for impairment annually at the year end and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142.
The Group performs a two-step impairment test. In the first step, the Group compares the fair value of each reporting unit to its carrying value. The Group determines the fair value of its reporting units based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Group records an impairment loss equal to the difference.
(i) Investments in associated companies and jointly controlled entities
An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method (“equity method investment”). Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities (“equity method goodwill”) is included in the carrying cost of the investment. The Group considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. In assessing the recoverability of equity method investments (including equity method goodwill), the Group uses discounted cash flow models. If the fair value of the equity investee is determined to be lower than carrying value, an impairment is recognized.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(j) Investment securities
The Group’s investment securities consist of marketable available-for-sale securities and investments in unlisted equity securities. Securities classified as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” are carried at fair value, with unrealized gains and losses, net of income taxes, recorded in the accumulated other comprehensive income (loss), a separate component of statement of changes in shareholders’ equity, until realized. The fair values of individual investments in marketable securities are determined based on market quotations. Gains or losses on securities sold are based on the specific identification method. Equity securities that are restricted for more than one year or not publicly traded are recorded at cost.
The Group periodically assesses whether its investments in non-marketable equity securities and available-for-sale securities are impaired and if any impairment is other than temporary. Factors considered in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, the Group’s ability and intent to hold the investment until recovery and overall economic conditions. A decline in value of these securities below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the securities to fair value establishing a new cost basis.
(k) Taxation
Income Tax
The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.
No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.
The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.
Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2006, 2005 and 2004.
Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2006, 2005 and 2004.
Xing Yuan Dong and Dongxing Automotive are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive was 16.5% for the years ended December 31, 2006, 2005 and 2004.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Ruian is 15%. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rates for Mianyang Ruian were 18%, 7.5% and 7.5% for the years ended December 31, 2006, 2005 and 2004, respectively.
Shenyang ChenFa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2005, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities and is confirmed by the local tax authority that it is exempted from state enterprise income tax for the two years starting from the first profitable year in 2004 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang ChenFa was 7.5% for the year ended December 31, 2006 and 0% for the years ended December 31, 2005 and 2004.
Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.
Value Added Tax (“VAT”) and Consumption Tax
The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.
Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 12%.
(l) Deferred taxation
Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheet.
A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
(m) Foreign currency translation
The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at exchange rates prevailing at the date of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into RMB at exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.
Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(n) Warranty
A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2005 and 2004: same) first-to-occur limited warranty. The “Zhonghua” and “Junjie” sedans are sold with a 36-month or 60,000 kilometers (2005 and 2004: same) first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometres (2005 and 2004: same) first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.
The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. The reconciliation of the changes in the warranty obligation is as follows:

	2006	2005
	RMB’000	RMB’000
Balance as of January 1,	22,460	21,058
Accrual for warranties issued during the year	42,102	32,396
Settlement made during the year	(37,214)	(30,994)

Balance as of December 31,	27,348	22,460

(o) Advertising expenses
Advertising expenses are expended as incurred. For the years ended December 31, 2006, 2005 and 2004, advertising expenses of approximately RMB250.1 million, RMB177.0 million and RMB206.9 million, respectively, have been charged to selling, general and administrative expenses.
(p) Research and development expenses
Research and development expenses are expended as incurred. For the years ended December 31, 2006, 2005 and 2004, research and development expenses of approximately RMB214.0 million, RMB235.2 million and RMB479.9 million, respectively, have been charged to selling, general and administrative expenses.
(q) Operating leases
Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the relevant leases.
Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.
(r) Stock-based compensation
The Company sponsors several stock-based compensation plans pursuant to which non-qualified stock options and restricted stock awards are granted to eligible employees. These plans are described more fully in Note 23.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Through the year ended December 31, 2005, the Company followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”), and, accordingly, accounted for awards under these plans pursuant to the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) and related Interpretations, as permitted by SFAS 123. Under APB 25, compensation expense was recognized in the financial statements relating to awards of stock. However, no compensation expense was recorded in the financial statements for stock option grants, as all options have been granted with an exercise price equal to the market value of the underlying common stock on the date of grant.
Effective from January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payments”, (“SFAS 123R”) using the modified prospective transition method. SFAS 123R revises SFAS 123, supersedes APB 25 and amends SFAS No. 95, “Statement of Cash Flows”. Under the modified prospective transition method, compensation expense is recognized in the financial statements on a prospective basis for (a) all share-based payments granted prior to, but not vested as of January 1, 2006, based upon the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) share-based payments granted on or subsequent to January 1, 2006, based upon the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The grant-date fair value of awards expected to vest is expensed on a straight-line basis over the vesting period of the related awards. Under the modified prospective transition method, results for prior periods are not restated.
Details of share options granted by the Company and their fair value are set out in Note 23.
(s) (Loss) earnings per share and (loss) earnings per ADS
The calculation of basic (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock outstanding during the year.
The calculation of diluted (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.
A reconciliation of the net (loss) income used in the calculation of basic and diluted (loss) earnings per share/ADS is as follows:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Net (loss) income for the year	(386,108)	(671,289)	1,214

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted (loss) earnings per share is as follows:

	Year ended December 31,
	2006	2005	2004
Weighted average number of shares of common stock used in calculation of basic (loss) earnings per share	3,668,390,900	3,668,390,900	3,668,390,900
Dilutive effect of stock options	—	—	15,405,068

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per share	3,668,390,900	3,668,390,900	3,683,795,968

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
As the Company was in loss position for 2006, 733,674,602 and 38,550,000 potentially dilutive stocks for the year ended December 31, 2006 from conversion of the convertible bonds and outstanding share options respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
As the Company was in loss position for 2005, 336,956,522 and 6,258,959 potentially dilutive stocks for the year ended December 31, 2005 from conversion of the convertible bonds and outstanding share options respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2004 was based on weighted average number of common stocks/ADSs outstanding plus the weighted average number of shares/ADSs deemed to be issued as if all outstanding share options granted had been exercised.
For the year ended December 31, 2004, 336,956,522 potentially dilutive stocks from conversion of the convertible bonds were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.
A reconciliation of the weighted average number of ADSs for calculation of basic and diluted (loss) earnings per ADS is as follows:

	Year ended December 31,
	2006	2005	2004
Weighted average number of ADSs used in calculation of basic (loss) earnings per ADS	36,683,909	36,683,909	36,683,909
Dilutive effect of stock options	—	—	154,051

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per ADS	36,683,909	36,683,909	36,837,960

(t) Segmental information
Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 30.
(u) Comprehensive income
SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
foreign currency translation adjustments. The Group has disclosed comprehensive income, which encompasses net (loss) income in the statement of income and other comprehensive income.
(v) Convertible bonds
Convertible bonds issued at par are stated in the balance sheet at face value plus accreted redemption premium which is calculated based on the outstanding principal of the convertible bonds using effective interest method so that the carrying value of the bonds equals to the redemption price on the redemption date. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.
(w) Guarantees
Guarantee issued by the Group is initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. As of December 31, 2006 and 2005, the fair values of the guarantees the Group entered into after December 31, 2002 are not material to the Group’s financial position. Please refer to Notes 3(n) and 21(c) for details.
(x) Allowance for doubtful accounts
Accounts receivable are stated at the amount billed to customers. The Group recognizes allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. The Group’s estimate is based on a variety of factors, including historical collection experience, existing economic conditions and a review of the current status of the receivable. Accounts past due more than the Group’s general credit period are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.
(y) Fair value of financial instruments
The estimated fair values for financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Group’s financial instruments, which include cash, accounts receivable, intercompany receivables and payables and other payables, approximate their carrying values in the financial statements.
(z) Other new accounting pronouncements
In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. The Group does not expect the adoption of FIN 48 will have a material impact on its financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, the FASB having

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group does not expect the adoption of SFAS 157 will have a material impact on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Group on January 1, 2008. The Group does not expect the adoption of SFAS 159 will have a material impact on its financial statements.
4. SUBSIDY INCOME
During the year, the Company’s subsidiaries were granted government subsidies of RMB73,210,000. All of the approved subsidies were received by the Group during the year. For the years ended December 31, 2006, 2005 and 2004, government subsidies of RMB50,176,000, RMB3,139,000 and RMB1,815,000 were recorded as income respectively.
5. INCOME TAXES
For the years ended December 31, 2006, 2005 and 2004, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).
The amount of (provision) benefit for income taxes in the consolidated statement of income represents:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Current taxation	(47,879)	12,121	(11,340)
Deferred taxation	—	(114,005)	74,450

	(47,879)	(101,884)	63,110

The reconciliation of the Group’s effective income tax rate, based on (loss) income before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31,
	2006	2005	2004
	%	%	%
Average statutory tax rate (including state and local income tax)	5.17	10.25	17.44
Effect of statutory tax holiday	5.87	3.07	15.44
Effect of non-deductible expenses	(7.02)	(2.62)	(5.38)
Effect of valuation allowances	(8.77)	(22.93)	(15.06)
Others, not individually significant	(1.95)	3.71	(0.46)

Effective tax rate	(6.70)	(8.52)	11.98

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of (loss) income before taxes and the applicable statutory tax rate of each subsidiary.
Components of deferred tax assets were as follows:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Deferred tax asset:
Research and development costs	62,008	57,519
Provisions and accruals	56,893	46,488
Provision for impairment of property, plant and equipment	7,541	7,619
Amortization and provision for impairment of intangible assets	116,737	102,436
Tax losses carry forward	209,905	185,868

	453,084	399,930
Valuation allowance (Note)	(453,084)	(399,930)

Net deferred tax assets	—	—

Note: At December 31, 2006, valuation allowances of approximately RMB209.9 million (2005: RMB185.9 million) and RMB243.2 million (2005: RMB214 million) were made for deferred tax assets recognized in respect of the unused tax losses and deductible temporary differences because it is more likely than not that the tax benefit will not be realized in the foreseeable future. The net change in valuation allowances for the year ended December 31, 2006 of approximately RMB53.2 million (2005: RMB297.4 million) represented valuation allowances provision of approximately RMBNil million (2005: RMB114 million) made for deferred tax assets previously recognized with reference to a forecast of taxable profits of a subsidiary for next five years and the increase in deferred tax assets of approximately RMB53.2 million (2005: RMB183.4 million). The temporary differences do not expire under current legislation but the unrecognized tax losses of RMB565.9 million (2005: RMB565.9 million), RMB610.2 million (2005: RMB673.2 million) and RMB223.2 million will expire in 2009, 2010 and 2011 respectively.
6. PLEDGED SHORT-TERM BANK DEPOSITS
As of December 31, 2006 and 2005, approximately RMB1,625.1 million and RMB1,932.6 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and bank guaranteed notes issued (Notes 19 and 21).
7. ACCOUNTS RECEIVABLE, NET
Accounts receivable consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Accounts receivable	694,981	173,325
Less: Allowance for doubtful debts	(62,823)	(48,367)

	632,158	124,958

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Movements of allowance for doubtful debts during the years ended December 31, 2006 and 2005 were:

	2006	2005
	RMB’000	RMB’000
Balance as of January 1,	48,367	47,718
Additional provision	14,456	1,177
Write-back of provision	—	(528)

Balance as of December 31,	62,823	48,367

8. NOTES RECEIVABLE
Notes receivable are primarily notes received from customers for settlement of accounts receivable balances. As of December 31, 2006 and 2005, all notes receivable were guaranteed by established banks in the PRC with maturities of less than six months. The fair value of the notes receivable approximated their carrying value. Approximately RMB233 million (2005: RMB238 million) of the notes receivable were pledged for the issuance of notes payable (Note 19).
9. OTHER RECEIVABLES
Included in other receivables as of December 31, 2006 and 2005 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 16.
10. INVENTORIES, NET
Inventories consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Raw materials	598,970	564,596
Work-in-progress	174,328	64,025
Finished goods	573,545	418,197

	1,346,843	1,046,818

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
11. PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM LAND LEASE PREPAYMENTS
Property, plant and equipment consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Buildings	1,238,713	1,260,101
Machineries and equipment	4,439,080	4,136,064
Motor vehicles	116,133	117,497
Furniture, fixtures and office equipment	423,321	382,017
Construction-in-progress	233,104	454,591

	6,450,351	6,350,270
Less: Accumulated provision for impairment losses	(125,028)	(95,868)

	6,325,323	6,254,402
Less: Accumulated depreciation	(2,460,113)	(1,891,640)

Net book value	3,865,210	4,362,762

(a)	During the years ended December 31, 2006, 2005 and 2004, capitalized interest expenses amounted to approximately RMB6.8 million, RMB23.9 million and RMB 18.4 million, respectively.

(b)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment at their net book value to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of 2006 financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB411,440,073, RMB308,283,000 and RMB196,125,000 have been accrued as of December 31, 2006, 2005 and 2004, respectively.

(c)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2006 and 2005, the net book value of the buildings, amounting to approximately RMB134,348,000 and RMB142,556,000, respectively, were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2006, amounting to approximately RMB113,343,000 (2005: RMB74,605,000), was treated as financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB61,030,000 (2005: RMB99,768,000) will be received from BMW Brilliance and will be accounted for as additional financing.

(d)	As a result of the retirement from use and the change in use — from production to rental — of certain property, plant and equipment of the Group’s minibus and automotive components segment, the Group assessed the recoverability of the carrying value of these long-lived assets, which resulted in impairment losses of approximately RMB29.1 million, RMB48.3 million and RMB10.0 million for the years ended December 31, 2006, 2005 and 2004 respectively. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for the years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
12. INTANGIBLE ASSETS

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Cost
Beginning of year	1,521,722	1,512,342
Additions	17,611	9,380

End of year	1,539,333	1,521,722

Accumulated amortization
Beginning of year	(713,911)	(509,902)
Amortization for the year	(181,444)	(204,009)

End of year	(895,355)	(713,911)

Accumulated impairment
Beginning of year	(223,000)	(50,000)
Impairment loss provision for the year	—	(173,000)

End of year	(223,000)	(223,000)

Net book value
End of year	420,978	584,811

Beginning of year	584,811	952,440

There was a group of intangible assets that were similar in their use in the operations of the Group as they related to a specific model of Zhonghua sedans. The Group assessed the future economic benefit of this group as a whole based on net future cash flow from the manufacture and sale of that specific model of Zhonghua sedans. Included in the group of intangible assets were primarily:
(a)	Sedan design rights, which include rights, titles and interests in certain design and engineering agreements and a technical assistance agreement related to Zhonghua sedans; and
(b)	Components and parts technology rights, which include rights, titles and interests in the design of the components and spare parts for Zhonghua sedans contributed by JinBei, as capital into Shenyang Automobile in 2003.
Since the operations in the manufacture and sale of Zhonghua sedans had resulted in a loss in 2006, the Group critically assessed the future economic benefit of the intangible assets and property, plant and equipment in relation to Zhonghua sedans by assessing the net cash inflow that the manufacture and sale of Zhonghua sedans will bring to the Group in the future. For the year ended December 31, 2006, no impairment loss (2005: RMB173 million) was provided for assets related to Zhonghua sedans.
For each of the five years ending December 31, 2010, the estimated amortization expense of the intangible assets in existence as of December 31, 2006 will be approximately RMB177.8 million.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
13. INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
Interests in associated companies and jointly controlled entities as of December 31, 2006 consisted of:

		Percentage of effective
		equity interest held
	Place of	indirectly by the
Name of company	establishment	Company	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) (Note 1)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd. (‘Shenyang JinBei Vehicle”)	Shenyang, the PRC	48%	Manufacture and sale of automotive components

Jointly controlled entities:

Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”) (Note 2)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance	Shenyang, the PRC	49.5%	Manufacture and sale of BMW sedans

Notse:

(1)	On September 29, 2005, the Group entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB 50 million. The disposal is yet to be completed as at the date of these financial statements.

(2)	On August 7, 2006, the Group entered into an agreement with an independent third party to dispose 3.5% of the Group’s interest in Mianyang Xinchen for a cash consideration of approximately RMB16.4 million. The disposal is yet to be completed as at the date of these financial statements.

(3)	During the year ended December 31, 2006, the Group disposed of two associates, Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing FuHua”)and Chongqing Baosheng Automotive Sale and Service Co., Ltd. (“Chongqing Baosheng”) to affiliated companies of Shanghai Shenhua and other third parties for a consideration of approximately RMB9 million and RMB4.5 million respectively.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
The carrying values of interests in associated companies and jointly controlled entities are:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Interests in associated companies:
Shenyang Aerospace	357,893	349,401
Chongqing FuHua	—	9,709
Chongqing Baosheng	—	4,116
Shenyang JinBei Vehicle	14,087	—

	371,980	363,226

Interests in jointly controlled entities:
Mianyang Xinchen	304,462	311,102
Xinguang Brilliance	28,523	244,890
BMW Brilliance	708,170	601,478

	1,041,155	1,157,470

	1,413,135	1,520,696

The acquisitions of associated companies and jointly controlled entities have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the acquired associated companies and jointly controlled entities, which are included in the carrying amount of interests in associated companies and jointly controlled entities are as follows:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	—	73,343

	123,393	196,736

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
The changes in the carrying amount of equity-method goodwill for the year ended December 31, 2006, are as follows:

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2006	164,753	31,983	196,736
Impairment losses	(73,343)	—	(73,343)

Balance as of December 31, 2006	91,410	31,983	123,393

At of December 31, 2006, the Group recorded an impairment charge of RMB73.3 million (2005: RMB179.0 million) for equity method goodwill associated with its minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of the equity method investments was estimated using the expected present value of future cash flows.
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2006 and 2005 were:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	50,183	28,386
Chongqing FuHua	—	192
Chongqing Baosheng	—	477
Shenyeng JinBei Vehicle	(265)	—

	49,918	29,055

Jointly controlled entities:
Mianyang Xinchen	(414)	1,978
Xinguang Brilliance	(80,219)	(13,296)
BMW Brilliance	106,692	31,582
Shanghai Kowin Automobile Company Co., Ltd.	—	(324)

	26,059	19,940

	75,977	48,995

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Combined financial information of the associated companies is summarized as follows:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Revenue	2,113,735	1,807,849
Profit before taxation, net	209,438	147,361
Net income	187,388	131,955

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Current assets	889,889	908,750
Non-current assets	1,906,025	2,020,235

Total assets	2,795,914	2,928,985

Current liabilities	(634,616)	(940,641)
Long-term liabilities	(580,000)	(470,967)

Total liabilities	(1,214,616)	(1,411,608)

Total shareholders’ equity	1,581,298	1,517,377

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Combined financial information of the jointly controlled entities is summarized as follows:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Revenue	8,953,086	6,597,047
Profit before taxation, net	159,091	23,277
Net income	197,063	23,277

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Current assets	6,051,057	3,983,194
Non-current assets	2,101,276	1,727,924

Total assets	8,152,333	5,711,118

Current liabilities	(5,530,655)	(3,579,826)
Long-term liabilities	(700,979)	(420,000)

Total liabilities	(6,231,634)	(3,999,826)

Total shareholders’ equity	1,920,699	1,711,292

14. INVESTMENT SECURITIES
The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sale securities are as follows:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Available-for-sale securities at cost	17,305	17,305
Gross unrealized gain	29,520	28,468
Gross unrealized loss	(27,227)	(27,227)

	19,598	18,546
Unlisted securities at cost	4,138	4,138

	23,736	22,684

The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB2.3 million and RMB1.2 million as of December 31, 2006 and 2005, respectively. At December 31, 2006, the Group determined that the decline in value of securities with unrealized losses shown in the above table is not other-than-temporary in nature.
Investments with an aggregate cost of RMB4.1 million (2005: RMB4.1 million) were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments in accordance with

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
paragraphs 14 and 15 of SFAS No. 107 and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.
15. GOODWILL
The carrying amount of goodwill of RMB339,710,000 (2005: RMB339,710,000) was associated with the manufacture and sale of minibuses and automotive components operations.
During the year ended December 31, 2006, no impairment loss was recognized in respect of goodwill. During the year ended December 31, 2005, the Group recorded an impairment charge of RMB79 million for goodwill associated with its manufacture and sale of minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of that reporting unit was estimated using the expected present value of future cash flows.
16. PREPAYMENT FOR A LONG-TERM INVESTMENT
On December 29, 2003, SJAI (a 99% indirectly-owned subsidiary of the Company) and SXID (an indirect wholly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 24.38% and SXI is interested in 8.97% of the equity interest in JinBei, a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the respective financial position of SAIAM and SXI.
Although the acquisitions have been approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government and State-owned Assets Supervision and Administration Commission of the State Council of the PRC, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under the Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the equity interests of JinBei.
As at December 31, 2006 and 2005, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment by the Group. The directors have assessed the fair value of the underlying shares in JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
17. DEFERRED EXPENSES

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds due 2008 (Note 18(a))	44,599	44,599
Amortization	(40,623)	(19,326)
Buy back / redemption	(3,976)	—

	—	25,273
Direct expenses incurred in connection with the issuance of convertible bonds due 2011 (Note 18(b))	31,414	—
Amortization	(3,665)	—

	27,749	25,273

Non-current portion	21,466	16,353
Current portion	6,283	8,920

	27,749	25,273

18. CONVERTIBLE BONDS
(a) Convertible bonds due 2008

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accreted redemption premium	35,270	26,008
Buy back	(673,847)	—
Redemption	(939,351)	—
Exchange gain	(76,372)	(40,758)

	—	1,639,550

On November 28, 2003, the Company, through its wholly-owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million at the time of issue). The convertible bonds due 2008 are listed on the Luxembourg Stock Exchange.
The convertible bonds due 2008 are convertible into fully paid common stocks of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share and the total potential number of shares was 336,956,522, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the convertible bonds due 2008 have previously been redeemed or matured.
(i)	The convertible bonds due 2008 will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
amount of the convertible bonds due 2008 is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares of the Company on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the convertible bonds due 2008 has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the convertible bonds due 2008 will be redeemed at 100% of their outstanding principal amount on November 28, 2008.

(ii)	All or some of the convertible bonds due 2008 may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The convertible bonds due 2008 may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The convertible bonds due 2008 may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted to trading on the SEHK.
During the year end December 31, 2006, the Group, through its agent, entered into transactions to buy back the convertible bonds due 2008 with par value and carrying amount of US$82,790,000 (equivalent to approximately RMB660,576,000) and US$84,453,000 (equivalent to approximately RMB673,847,000) respectively. Total consideration for the buy back was US$82,590,000 (equivalent to approximately RMB658,969,000). The remaining outstanding convertible bonds due 2008 with par value and carrying amount of US$117,210,000 (equivalent to approximately RMB918,520,000) and US$119,868,000 (equivalent to approximately RMB939,351,000) respectively have been redeemed by the Group at a consideration of US$119,868,000 (equivalent to approximately RMB939,351,000).
As a result of the buy back transactions, the Group recorded a gain of approximately RMB11 million during the year ended December 31, 2006.
(b) Convertible bonds due 2011

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Convertible bonds issued at par	1,460,779	—
Accreted redemption premium	59,157	—
Exchange gain	(33,368)	—

	1,486,568	—

On June 7, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds due 2011 with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million at the time of issue). The convertible bonds due 2011 are listed on the Singapore Exchange Securities Trading Limited.
The convertible bonds due 2011 are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after July 6, 2006, and up to and including May 8, 2011, unless the convertible bonds due 2011 have previously been redeemed or matured.
Conversion price reset
If the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being March 10, 2007 and March 10, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
adjustment to the conversion price in no event shall be less than 68% (for the March 10, 2007 reset date) and 75% (for the March 10, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds due 2011 could not be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The convertible bonds due 2011 will mature on June 7, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds due 2011 is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds due 2011 plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after June 7, 2008 and prior to June 7, 2009, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds due 2011 divided by the conversion price);
(ii)	on or at any time after June 7, 2009 and prior to May 8, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or
(iii)	at any time, if more than 90% in principal amount of the convertible bonds due 2011 has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds due 2011 will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011.
The convertible bonds due 2011 may be redeemed in whole but not in part at the option of the relevant holder on June 7, 2009 at 122.926% of their principal amount. The convertible bonds due 2011 may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading on the SEHK.
As of December 31, 2006, none of the convertible bonds due 2011 had been converted into common stock of the Company.
19. NOTES PAYABLE
As of December 31, 2006, approximately RMB1,700 million (2005: RMB2,703 million) of notes payable had effective interest rates of 3% to 4%, the remaining RMB442 million (2005: RMB324 million) of notes payable were interest free. All notes payable were guaranteed by banks, repayable within one year, secured by short-term bank deposits of approximately RMB1,207 million (2005: RMB1,450 million) and bank guaranteed notes received from third parties and affiliated companies of approximately RMB233 million (2005: RMB238 million).

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
20. TAXES PAYABLE
Taxes payable consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Income tax payable	11,411	14,309

VAT payable	10,651	47,087
Others	71,190	70,608

Other taxes payable	81,841	117,695

	93,252	132,004

21. COMMITMENTS AND CONTINGENCIES
(a) Commitments
As of December 31, 2006, the Group had approximately RMB1,190.6 million in outstanding capital and purchases commitments of which certain items are denominated in Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, purchase of equipment, and others amounting to approximately RMB186.3 million and authorized but not contracted for capital commitment amounting to approximately RMB1,004.3 million.
As of December 31, 2006, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

Operating
lease
RMB’000
Within one year	18,943
One to two years	13,566
Two to three years	7,008
Three to four years	4,053
Four to five years	4,053
Over five years	40,526

Total minimum lease payments	88,149

(b) Operating lease income
Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 25(f)). The lease terms are generally 180 months.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held as investments in operating leases was RMB4.4 million and RMB4.2 million for the years ended December 31, 2006 and 2005, respectively.
Investments in operating leases are as follows:

As of December 31,
2006
RMB’000
Buildings	97,358
Accumulated depreciation	(15,161)

Net investment in operating leases	82,197

Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31,
2006
RMB’000
Within one year	19,611
One to two years	14,174
Two to three years	14,174
Three to four years	14,174
Four to five years	14,175
Over five years	90,952

Total	167,260

There were no contingent rentals under the respective lease contracts.
(c) Contingent liabilities
(i)	As of December 31, 2006, the Group had provided the following guarantees:
(1)	Corporate guarantees of approximately RMB120 million (2005: RMB120 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2006, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB120 million (2005: RMB120 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2006. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2006.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(2)	A joint and several proportional corporate guarantee with a shareholder of Shenyang Aerospace on a long-term bank loan of approximately RMBNil million (2005: RMB111 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the Group and a shareholder of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the Group and the shareholder are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee.

(3)	Corporate guarantees of bank loans amounting to RMB295 million (2005: RMB295 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2006, drawn by JinBei. Bank deposits of RMB312 million (2005: RMB311 million) were pledged as collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2006.
(ii)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On September 16, 2003, a Statement of Claim was served on the Company. On November 4, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for April 20, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on April 19, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on June 2, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on July 4, 2005.

On August 17, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on September 5, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the action.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
22. CAPITAL STOCK

	As of December 31,
	2006			2005			2004
	Number of			Number of			Number of
	shares	Amount		shares	Amount		shares	Amount
	’000	’000		’000	’000		’000	’000
Authorized:
Common stock of US$0.01 each (Note)	5,000,000	US$	50,000	5,000,000	US$	50,000	5,000,000	US$	50,000

Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388		3,668,391	RMB303,388		3,668,391	RMB303,388

Note: At a special general meeting held on February 12, 2007, shareholders of the Company approved the increase of the authorized share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.
23. STOCK OPTIONS
Original share option scheme approved in 1999
Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s board of directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:
(a)	a price being not less than 80%, of the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; and
(b)	the nominal value of the common stock.
The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.
On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under the scheme from 2004 to 2006.

No. of share options
’000
As of January 1, 2005
Granted	14,490
Exercised	—
Cancelled/lapsed	(11,690)

As of December 31, 2005	2,800
Granted	—
Exercised	—
Cancelled/lapsed	—

As of December 31, 2006	2,800

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
New share option scheme approved in 2002
On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme came into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted under the original share option scheme in 2001 will not be affected. Pursuant to the New Scheme, the Company’s board of directors may grant options to the participants (include the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:
(a)	the closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;
(b)	the average closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and

(c)	the nominal value of the common stock.
Movements of outstanding share options granted under the New Scheme during the year are as follows:

	No. of share options
	2006	2005
	’000	’000
Granted during the year and as at 31st December,	35,750	—

The options under the New Scheme were granted for a nominal consideration of HK$1 per person. Each of the outstanding share options under the New Scheme entitles the holder to subscribe for one ordinary share of the Company at HK$1.32, exercisable from December 28, 2006 to December 27, 2016.
In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant.
The fair value of the share options granted during the year is HK$11,221,493 (equivalent to approximately RMB11,281,000), which was calculated using the Black-Scholes option pricing model and recognised as expenses in the statement of income. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural consideration. Due to the restriction on the transferability of the share options, the option holders tend to early exercise the options on hand. Therefore, management considers it is appropriate to assume that the option holders will exercise their options earlier as it is the only way for them to realise their option value. Such expected time of exercise constitutes the expected tenors of the options, which are adopted in the calculation of the fair value of the options. The expected tenors for options held by the directors and other employees are two years and one year respectively. Expected volatility is based on the historical price volatility over the past 260 days.
Call Option Agreements

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
On December 18, 2002, Huachen entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (“the Foundation”) to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interests in the Company. Completion of the Principal Agreement took place upon signing.
On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stocks pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.
Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.
As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options became fully vested. Accordingly, compensation expenses of approximately RMB173.2 million and RMB10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.
The call options lapsed on August 6, 2006 and none of them was exercised during the year ended December 31, 2006.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
24. DISTRIBUTION OF PROFIT
As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2006, 2005 and 2004, the subsidiaries of the Company appropriated approximately RMB16.6 million, RMB9.3 million and RMB46.2 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2006, 2005 and 2004.
The Group’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB159.5 million and RMB107.20 million as of December 31, 2006 and 2005, respectively.
Dividends declared by the Company during 2006 and 2005 consisted of:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
2005 and 2004 final dividends of HK$Nil and HK$0.005 per share, respectively	—	19,450

On April 20, 2007 the directors of the Company did not recommend the payment of any dividend for the year 2006.
25. RELATED PARTY TRANSACTIONS
(a) Name and relationship

Name	Relationship
JinBei	A shareholder of Shenyang Automotive
Shanghai Shenhua	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(b)	Amounts due from affiliated companies consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Due from related parties:
— Shanghai Shenhua and its affiliated companies	431,310	276,763
— Affiliated companies of JinBei	93,446	62,877
— Affiliated companies of BHL	55,040	54,222
— Jointly controlled entities	21,470	13,380
— An associated company	—	1,505
— BMW Brilliance
— Accounts receivables	247,564	192,185
— Consideration receivable arising from the disposal of machinery and equipment (note (i))	134,527	269,003
Dividend receivable from a jointly controlled entity	76,173	—
Dividend receivable from an associate	21,000	—
Less: Provision for doubtful debts	(29,720)	(29,720)

	1,050,810	840,215

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(b)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment term.

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	16,620	9,446
— Shanghai Shenhua	63,750	328,482
— Associated companies and jointly controlled entities	1,107	1,042

	81,477	338,970

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	680,943	465,023
— Affiliated companies of Shanghai Shenhua	10,719	4,191
— Affiliated companies of JinBei	281,721	142,438
— Affiliated companies of BHL	—	22,025
— Other affiliated companies	9,910	130

	983,293	633,807

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment term.
(e)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Notes payable to related parties:
— Affiliated companies of BHL	—	43,462
— An affiliated company of JinBei	7,249	8,139
— Associated companies and jointly controlled entities	30,039	22,491

	37,288	74,092

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(f)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of the following:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	178,414	69,432	38,127
— Shanghai Shenhua and its affiliated companies	1,052,689	1,469,402	1,895,881
— Associated companies and jointly controlled entities	186,146	71,005	205,849

	1,417,249	1,609,839	2,139,857

Purchase of goods:
— JinBei and its affiliated companies	895,457	383,808	764,311
— Shanghai Shenhua and its affiliated companies	16,668	85,354	214,467
— Affiliated companies of BHL	117,336	66,441	89,690
— Associated companies and jointly controlled entities	942,878	524,221	898,914
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	—	342
— Affiliated companies of the joint venture partner of Xinguang Brilliance	68	761	—
— Shareholders of Shenyang Aerospace	90,505	1,987	39,019
Subcontracting charges to a jointly controlled entity	254,479	112,160	178,685

	2,317,391	1,174,732	2,185,428

Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	—	—	10,000
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	—	6,940
Finance charge to a jointly controlled entity	16,748	17,329	17,850
Operating lease rental on land and buildings charged by:
— A jointly controlled entity	908	2,206	12,840
— Shanghai Shenhua and its affiliated companies	1,148	—	—
— JinBei and its affiliated companies	60	—	—
Mould testing income from a jointly controlled entity	4,320	—	—
Operating lease rental from a jointly controlled entity	34,863	15,078	15,364
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	—	—	4,407
— A jointly controlled entity	80,332	263	1,105
Purchase of machinery from affiliated companies of JinBei	—	—	58,089
Service income from a jointly controlled entity	35,067	43,671	—
The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors. Other significant transactions with affiliated companies consisted of:

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
i. Trademark license
Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.
ii. Guarantees provided to affiliated companies
Please refer to Note 21 (c) (i) for details of the guarantees provided to affiliated companies.
(g)	Advances to affiliated companies consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	6,553	7,226
—Affiliated companies of BHL	15,273	15,273
— Shanghai Shenhua and its affiliated companies	14,044	9,045
—JinBei and its affiliated companies	23,740	16,185
— Other affiliated companies	689	452

	60,299	48,181
Less: provision for doubtful debts	(2,214)	(9,250)

	58,085	38,931

Advances to affiliated companies are unsecured, non-interest bearing and with no fixed repayment term except for an unsecured advance to JinBei of RMB5 million which is interest-bearing at 5.4% per annum and has 6 months repayment term (2005: advances to affiliated companies were unsecured, non-interest bearing and with no fixed repayment term).
In July 2006, the Group advanced a sum of RMB150 million to an affiliated company of JinBei, which was fully repaid within the same month.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(h)	Advances from affiliated companies consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Advances from related parties:
— Associated companies and jointly controlled entities	1,279	607
—BHL and its affiliated companies	12,728	28,558
— Affiliated companies of Shanghai Shenhua	820	236
—JinBei and its affiliated companies	6,925	1,088
— Financing received from BMW Brilliance (Note 11(c))	113,343	74,605

	135,095	105,094

Save for the financing received from BMW Brilliance as detailed in Note 11(c), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
26. RETIREMENT PLAN AND EMPLOYEES’ BENEFIT
As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 19% to 23% of the basic salary costs of their staff for 2006 (2005: 20%; 2004: 20% to 23.5%) payable to Labor and Social Security Bureaus of the PRC government. The retirement plan contributions payable for the years ended December 31, 2006, 2005 and 2004 were approximately RMB36.1 million, RMB33.1 million and RMB37.5 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB32.7 million, RMB29.6 million and RMB35 million for the years ended December 31, 2006, 2005 and 2004, respectively, were calculated at a certain percentage (approximately 15.4% to 25.4% in 2006, 15.4% to 25.4% in 2005 and 14.8% to 23.4% in 2004) of the employees’ basic salaries.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated statement of income represents contributions payable by the Group to the fund. During the years ended December 31, 2006, 2005 and 2004, contributions amounting to approximately HK$89,000, HK$122,000 and HK$147,000, respectively, were made.
27. EXECUTIVE BONUS PLAN
Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the years ended December 31, 2006, 2005 and 2004 , no performance bonus was allocated.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
28. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2006: RMB6,766,000; 2005: RMB 23,875,000; 2004: RMB18,369,000)	92,744	111,303	154,041
Income taxes	39,240	33,975	127,538
During the years ended December 31, 2006, 2005 and 2004, major non-cash transactions included:
During the year ended December 31, 2006, the Group entered into an agreement with an affiliated company to offset accounts receivable from the affiliated company with the Group’s accounts payable to that affiliated company of approximately RMB86 million.
29. OTHER SUPPLEMENTAL INFORMATION
The following items are charged (credited) to the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Import tariffs	31,616	15,224	56,857
Research and development costs	214,021	235,177	479,928
Foreign exchange (gains) losses, net	(32,955)	(21,487)	6,044
Provision for impairments of property, plant and equipment	29,160	48,299	10,000
Provision for doubtful debts and write off of bad debts	28,272	55,703	55,292
30. SEGMENT INFORMATION
SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.
The Group began manufacturing and selling Zhonghua sedans and BMW sedans, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Group’s reportable operating segments consist of i) manufacture and sale of minibuses and automotive components; ii) manufacture and sale of Zhonghua sedans; and iii) manufacture and sale of BMW sedans.
The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Group evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.
The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Group had one customer and its affiliates (see Note 25(f)) that accounted for more than 10% of revenues. The Group reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Business segments — 2006

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	5,533,953	5,190,129	—	10,724,082
Elimination of intersegment revenues	(239,328)	—	—	(239,328)

Revenues from external customers	5,294,625	5,190,129	—	10,484,754

Segment income (loss) before taxation and minority interests	145,602	(830,404)	106,692	(578,110)

Unallocated amounts
— corporate expenses				(50,138)
—interest income less interest expenses				(86,263)

Income before taxation and minority interests				(714,511)

Segment assets as of December 31, 2006	6,237,217	5,274,223	708,170	12,219,610

Unallocated amounts — corporate assets				2,360,754

Total assets as of December 31, 2006				14,580,364

Other disclosures:
Depreciation of fixed assets	223,233	377,812	—	601,045
Amortization of long-term land lease prepayments	2,485	1,573	—	4,058
Amortization on intangible assets	2,603	178,841	—	181,444
Impairment of equity method goodwill (Note 13)	73,343	—	—	73,343
Capital expenditure	106,130	144,935	—	251,065
Equity in earnings of associated companies and jointly controlled entities	(7,556)	50,184	106,692	149,320
Equity method goodwill (Note 13)	91,410	31,983	—	123,393
Goodwill (Note 15)	339,710	—	—	339,710

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Business segments — 2005

	Manufacture and
	sale of	Manufacture and
	minibuses and	sale of
	automotive	Zhonghua	Manufacture and
	components	sedans	sale of BMW	Total
	RMB’000	RMB’000	sedans	RMB’000
	(Restated)	(Restated)	RMB’000	(Restated)
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)

Revenues from external customers	4,605,850	863,140	—	5,468,990

Segment (loss) income before taxation and minority interests	(75,047)	(970,603)	32,250	(1,013,400)

Unallocated amounts
— corporate expenses				(59,837)
— interest income less interest expenses				(122,165)

Income before taxation and minority interests				(1,195,402)

Segment assets as of December 31, 2005	6,995,223	4,630,005	615,304	12,240,532

Unallocated amounts — corporate assets				2,451,773

Total assets as of December 31, 2005				14,692,305

Other disclosures:
Depreciation of fixed assets	245,598	154,146	—	399,744
Amortization of long-term land lease prepayments	2,848	1,038	—	3,886
Amortization on intangible assets	4,746	199,263	—	204,009
Impairment of equity method goodwill (Note 13)	179,030	—	—	179,030
Impairment of goodwill in a subsidiary (Note 15)	78,690	—	—	78,690
Capital expenditure	165,225	420,447	—	585,672
Equity in earnings of associated companies and jointly controlled entities	(11,642)	28,387	32,250	48,995
Equity method goodwill (Note 13)	164,753	31,983	—	196,736
Goodwill (Note 15)	339,710	—	—	339,710

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
31. ACCUMULATED OTHER COMPREHENSIVE INCOME
SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income consists primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments.

	Unrealized gain
	(loss) on		Accumulative
	marketable	Foreign currency	other
	available-for-sale	translation	comprehensive
	securities	adjustments	income
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2005	28,468	39,179	67,647
Current year change	(27,227)	—	(27,227)

Balance as of December 31, 2005	1,241	39,179	40,420
Current year change	1,052	—	1,052

Balance as of December 31, 2006	2,293	39,179	41,472

32. COMPARATIVE FIGURES
Certain comparative figures in previous years have been reclassified to conform to the fiscal 2006 presentation.
33. APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors on April 20, 2007.